[Letterhead of Trombly Business Law]

December 13, 2004

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4-6
Washington, D.C. 20549

        Attn: Mr. Chris Edwards

        RE: On The Go Healthcare, Inc.
               Amendment No. 1 to Form SB-2 filed on December 8, 2004 File No. 333-120633


Ladies and Gentlemen:

On behalf of On The Go Healthcare, Inc. (the "Company"), I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement (File No. 333-120633), together with certain exhibits thereto
(the "Registration Statement").

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 9, 2004.

Additionally, based on discussions with Mr. Chris Edwards of the Staff, the Company has amended the Registration Statement to further discuss the amount of shares remaining on the Form SB-2 registration statement filed on February 27, 2004 and declared effective on March 10, 2004
(File No. 333-113172). The changes were made on page 6 of the Registration Statement.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.

We note your response to our prior comment number 2. Please clarify how many securities from the prior registration statement remain available for sale taking into account the reverse stock split. To the extent securities remain under the prior registration statement please clarify the reasons for registering the additional common stock for resale by Dutchess at this time.

Response 1.

The Company registered 30,000,000 shares of common stock in the registration statement declared effective on March 10, 2004 (File No. 333-113172). The Company issued 6,071,146 shares of common stock to Dutchess which left 23,928,854 shares of common stock available to issue prior to the Company's reverse stock split. After the 1:30 reverse stock split, there were 797,628 remaining shares of common stock available on the registration statement.

At the time the Company prepared the current Registration Statement, the Company's common stock was trading at approximately $1 per share post-split. The significant volatility of the Company's stock subsequent to the reverse split made it difficult to predict the number of shares the Company would need to issue if it determined to utilize the Equity Line of Credit.

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Additionally, given the possibility that the current Registration Statement could be in SEC review for two to four months or more, rather than wait until all of the shares were depleted on the prior registration statement, the Company determined to register additional shares in advance of its need to issue more shares. Pursuant to the Equity Line of Credit, the Company is not obligated to issue any shares to Dutchess, however the Company wanted to retain the option to access the Equity Line by keeping a sufficient number of shares registered. The approach minimizes the risk of an interruption in the Company's business due to lack of funds.

Comment 2.

To the extent securities remain unsold from your prior registration statement, please tell us whether you intend to rely on Rule 429 to bring any unsold securities from the prior registration statement forward to this registration statement.

Response 2.

The Company does not intend to rely on Rule 429 to bring any unsold securities from the prior registration statement forward.

Comment 3.

Please revise to reflect that the shares were registered in March 2004, not March 2003.

Response 3.

The Company has made the change on page 6 of the Registration Statement.


Please call the undersigned with any questions or comments regarding this letter, the Registration Statement on Form SB-2 or other matters related to the filing.

Regards,

/s/ Amy Trombly
------------------

Amy  Trombly,  Esq.

cc:     Stuart Turk, On The Go Healthcare, Inc.

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